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MetLife Insurance Company USA
11225 North Community House Road
Charlotte, North Carolina 28277

                                         June 20, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  MetLife Insurance Company USA
     MetLife Investors USA Variable Life Account A
     File Nos. 811-21851 and 333-208730
     SEC Accession No. 0001193125-15-412509
     Request For Withdrawal of Registration Statement Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, MetLife Insurance Company USA ("MetLife USA") and MetLife Investors Variable Life Account A (the "Registrant") hereby request the withdrawal of the Registrant's initial registration statement on Form N-6 for the Flexible Premium Variable Universal Life Insurance Policies (the "Policies"), File No. 333-208730, filed with the Securities and Exchange Commission on December 23, 2015 (the "Registration Statement").

MetLife USA has determined not to issue the Policies. Therefore, MetLife USA and the Registrant hereby request the withdrawal of the Registration Statement and that an order be issued granting this request as soon as is practicable. The Registration Statement has not yet become effective, and no securities have been sold in connection with the Registration Statement.

If you have any questions regarding this matter, please contact W. Thomas Conner of Reed Smith LLP at (202) 414-9208, or Peggy Heminger of Reed Smith LLP at
(412) 288-7204.

Sincerely,

MetLife Insurance Company USA

By:  /s/ James J. Reilly
     James J. Reilly
     Vice President

cc:  John M. Richards, Esq.
     W. Thomas Conner, Esq.